SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nielsen Holdings plc
(Name of Issuer)

Ordinary shares, par value €0.07 per share
(Title of Class of Securities)

G6518L108
(CUSIP Number)

The WindAcre Partnership LLC

2200 Post Oak Blvd

Suite 1580

Houston, TX 77056

with a copy to:

Eleazer Klein, Esq.

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6518L108	Schedule 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,555,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,555,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,555,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G6518L108	Schedule 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON The WindAcre Partnership Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,555,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,555,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,555,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Snehal Rajnikant Amin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,555,300
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,555,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 34,555,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.61%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G6518L108	Schedule 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the ordinary shares, par value €0.07 per share (the "Ordinary Shares"), of Nielsen Holdings plc, an entity organized under the law of England and Wales (the "Issuer"). The Issuer's principal executive offices are located at 675 Avenue of the Americas, New York, New York 10010.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is being filed by The WindAcre Partnership LLC, a Delaware limited liability company ("WindAcre"), The WindAcre Partnership Master Fund LP, an exempted limited partnership established in the Cayman Islands ("Master Fund") and Snehal Rajnikant Amin, a citizen of the United States of America ("Mr. Amin," together with WindAcre and Master Fund, the "Reporting Persons"), with respect to the Ordinary Shares directly held by Master Fund. WindAcre serves as the investment manager of Master Fund. Mr. Amin is the managing member of WindAcre.

Set forth in the attached Annex A and incorporated herein by reference is the information required by Instruction C of the instructions to Schedule 13D with respect to the persons covered by Instruction C of the instructions to Schedule 13D (the "Covered Persons").

(b)	The principal business address of WindAcre and Mr. Amin is 2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056. The principal business address of Master Fund is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

(c)	WindAcre is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and management services to investment funds and to individually managed accounts for institutional and other clients. The principal business of Master Fund is to serve as a private investment fund and Mr. Amin is to serve as controlling person of WindAcre.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	WindAcre is a Delaware limited liability company. Master Fund is a Cayman Islands exempted limited partnership. Mr. Amin is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 34,555,300 Ordinary Shares reported herein are held by Master Fund and were acquired for an aggregate purchase price of approximately $702,789,861.00, including brokerage commissions, using the cash reserves of Master Fund.

CUSIP No. G6518L108	Schedule 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons believe the securities of the Issuer are deeply undervalued and represent an attractive investment opportunity and have invested in the securities based on their long term relationship with the Issuer and belief in the long term value of the Issuer.

The Reporting Persons have communicated and intend to continue to communicate with the Issuer's management and board of directors (the "Board") about, and may enter into negotiations and agreements with them regarding, among other things, the Issuer's operations, management, Board composition, ownership, capital or corporate structure, sale transactions, dividend and buyback policies, strategy and plans, including any transactions involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, or oppose, and have communicated with and intend to continue to communicate with other shareholders or third parties, including potential targets, acquirers, service providers and financing sources, regarding the Issuer and the foregoing and a broad range of operational and strategic matters, and the exploration and/or development of plans and/or proposals (whether preliminary or final) with respect to the foregoing. The Reporting Persons have and may continue to exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change its intentions with respect to any and all matters referred to in this item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or decrease their economic exposure to the Ordinary Shares without affecting their beneficial ownership of the Ordinary Shares or adjust their exposure to the Ordinary Shares in ways that would affect their beneficial ownership of the Ordinary Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of the shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of Ordinary Shares reported beneficially owned by the Reporting Person is based upon 359,484,838 Ordinary Shares outstanding as of January 31, 2022, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission (the "SEC") on February 28, 2022.

CUSIP No. G6518L108	Schedule 13D	Page 7 of 10 Pages

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) There have been no transactions in the Ordinary Shares effected by the Reporting Persons during the past sixty (60) days.

(d) No persons other than Master Fund and the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Master Fund has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps and contracts for differences with respect to an aggregate of 51,914,900 Ordinary Shares (collectively representing economic exposure comparable to 14.44% of the Ordinary Shares). The Derivative Agreements provide Master Fund with economic results that are comparable to the economic results of ownership but do not provide it or any other Reporting Person with the power to vote or direct the voting or disposition of the Ordinary Shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	EXHIBIT

Exhibit A:	Joint Filing Agreement, dated March 14, 2022.

CUSIP No. G6518L108	Schedule 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 14, 2022

the windacre partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

the windacre partnership master fund Lp By: The WindAcre Partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

/s/ Snehal Amin
SNEHAL AMIN

CUSIP No. G6518L108	Schedule 13D	Page 9 of 10 Pages

ANNEX A

COVERED PERSONS

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the Covered Persons. To the best of the Reporting Persons' knowledge, (i) none of the Covered Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) except as set forth in this Schedule 13D, none of the Covered Person beneficially owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

The WindAcre Partnership LLC

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Snehal Amin	Managing Member	Investment Management	United States of America	2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056

The WindAcre Partnership Master Fund LP

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
The WindAcre General Partner LP	Managing General Partner	Investment Management	Delaware	2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056
The WAPGP LLC	General Partner of The WindAcre General Partner LP	Investment Management	Delaware	2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056
Snehal Amin	Managing Member of The WAPGP LLC	Investment Management	United States of America	2200 Post Oak Blvd., Suite 1580, Houston, Texas 77056

CUSIP No. G6518L108	Schedule 13D	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 14, 2022

the windacre partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

the windacre partnership master fund Lp By: The WindAcre Partnership LLC

/s/ Snehal Amin
Name: Snehal Amin
Title: Managing Member

/s/ Snehal Amin
SNEHAL AMIN